UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 29, 2022

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual Report 2021

On April 27, 2022, Calliditas Therapeutics AB (the "Company") published its Annual Report 2021, a copy of which is attached hereto as Exhibit 99.1. In addition, on April 27, 2022, the Company published an announcement, a copy of which is attached hereto as Exhibit 99.2. The Company published an additional announcement on April 29, 2022, a copy of which is attached hereto as Exhibit 99.3. The information contained in Exhibits 99.1, 99.2 and 99.3 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Report 2021
99.2	Company announcement dated April 27, 2022
99.3	Company announcement dated April 29, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: April 29, 2022	By:	/s/ Fredrik Johansson
Fredrik Johansson
Chief Financial Officer